Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio amounts)

	Year Ended					Three Months Ended
	December 31,					March 31,
	2012	2011	2010	2009	2008	2013
Earnings:
Income (loss) before income tax expense	$(55,921)	$23,296	$(39,735)	$(4,488)	$(3,985)	$57,848
Add: Fixed charges	26,434	17,991	16,211	2,216	—	7,153
Add: Amortization of interest capitalized	529	529	103	—	—	132
Less: Capitalized interest	—	—	(10,782)	(1,390)	—	—
Total earnings	$(28,958)	$41,816	$(34,203)	$(3,662)	$(3,985)	$65,133

Fixed Charges:
Interest expense	$22,772	$14,737	$2,302	$309	$—	$6,232
Interest capitalized	—	—	10,782	1,390	—	—
Amortization of deferred financing costs and discount	3,459	3,118	3,119	517	—	910
Portion of rental expense representing the interest factor	203	136	8	—	—	11
Total fixed charges	$26,434	$17,991	$16,211	$2,216	$—	$7,153

Ratio of Earnings to Fixed Charges	*	2.32	*	*	*	9.11

* Earnings during these periods were insufficient to cover fixed charges by approximately $55.4 million in 2012, $50.4 million in 2010, $5.9 million in 2009, and $4.0 million in 2008.